UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Certification Update

On March 30, 2023, Vertical Aerospace Ltd. (the “Company”) announced that the UK Civil Aviation Authority has issued an eVTOL Design Organisation Approval (“DOA”) to its wholly-owned subsidiary, Vertical Aerospace Group Limited (“Vertical Aerospace”). UK and European aerospace companies cannot hold a Type Certificate without being granted a DOA. The DOA authorises Vertical Aerospace to conduct design activities and issue design approvals within the DOA’s scope of approval.

Press Release

On March 30, 2023, Vertical Aerospace Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated March 30, 2023.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K under the caption “Certification Update” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: March 30, 2023	By:	/s/ John Martin
John Martin
Chief Financial Officer